July 15, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simon Worldwide, Inc.

Registration Statement on Form S-1

Filed May 31, 2013

File No. 333-189020

Dear Mr. Reynolds:

On behalf of Simon Worldwide, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 26, 2013 (the “Comment Letter”) relating to the Company’s above-referenced Registration Statement on Form S-1 (File No. 333-189020) (the “Registration Statement”) and to the Company’s Form 10-Q for the quarter ended March 31, 2013. We have been authorized by the Company to provide the responses contained in this letter on its behalf.

The Company is concurrently filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains changes to the Registration Statement to reflect responses to the Staff’s comments set forth in the Comment Letter. For the

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

convenience of the Staff, we are supplementally providing four (4) blacklined copies, complete with exhibits, of Amendment No. 1, marked to show changes from the Registration Statement filed on May 31, 2013.

For your convenience, we have inserted each of the comments from the Comment Letter in bold italicized text below, and have followed each comment with the Company’s response in plain text. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

General

1. We note you reserve the right to extend, modify, or amend the subscription rights offering and that all exercises of subscription rights are irrevocable. In all appropriate locations, please clarify the procedures you will follow to inform investors of these changes. In addition, to the extent that an extension, modification, or amendment would constitute a fundamental change, please clarify whether investors will have the right to cancel their subscription or otherwise benefit from favorably revised terms.

RESPONSE TO COMMENT 1

The Company has revised the disclosure on the prospectus cover page and on pages 4, 5, 20 and 31 to reflect the Staff’s comment.

2. Please fully explain the circumstances under which Overseas Toys indicated it would participate to the fullest extent possible in the subscription rights offering and how this complies with Section 5(c). Please address, by analogy, whether the factors outlined in Securities Act Sections Compliance and Disclosure Interpretation 239.13 are satisfied.

RESPONSE TO COMMENT 2

As disclosed in the Registration Statement, Overseas Toys, L.P. (“Overseas Toys”) is the controlling stockholder of the Company and currently owns approximately 82.5% of the outstanding shares of the Company’s common stock. Of the six directors of the Company, four are also current or former directors or executive officers of, or advisors to, other affiliates of Overseas Toys.

In the course of discussions among the members of the Company’s Board of Directors regarding the Company’s funding options to raise the additional funds necessary for the Company to be able to fund its final scheduled capital contribution of $3.5 million to Three Lions Entertainment, LLC (“Three Lions”), certain of the directors affiliated with Overseas Toys indicated that Overseas Toys would be willing to fund the necessary amounts to the Company. During the course of these discussions, however, the Board (including the directors affiliated with Overseas Toys) determined that it would be more equitable to offer the funding opportunity to all shareholders pro rata through a rights offering. In connection with the Board’s decisions to proceed with raising the necessary funds through a rights offering, directors affiliated with Overseas Toys indicated that it intended to fund its full subscription and would also be willing to fund the unsubscribed amounts. As of today, no agreement to this effect has been executed, thus this indication of intent is not binding and Overseas Toys has no legal obligation to do so.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

Moreover, the Company hereby confirms that, prior to the initial filing of the Registration Statement on May 31, 2013, the Board had not determined the material terms of the rights offering, including the subscription price, the record date, the number of shares of common stock to be issued, the subscription rights ratio or any similar terms of the rights offering. Accordingly, the Company respectfully submits that it could not have made any offer to sell to Overseas Toys, and Overseas Toys could not have made any offer to buy from the Company, any shares to be issued pursuant to the rights offering for value for purposes of Section 5(c) of the Securities Act of 1933, as amended, prior to the filing of the Registration Statement, as the material terms of the rights offering had not yet been determined. The Board did not determine the subscription price, record date, number of shares to be issued and subscription rights ratio for the rights offering until the Board meeting held on July 11, 2013. The Company respectfully submits that Overseas Toys’ non-binding indication of intent to the Company to participate to the fullest extent possible in the subscription rights offering did not constitute a violation of Section 5(c).

The Staff’s comment also requests that the Company address, by analogy, whether the factors outlined in Securities Act Sections Compliance and Disclosure Interpretation (“CDI”) 239.13 are satisfied. The Company respectfully submits that if it were to enter into a “lock-up” (or “backstop”) agreement with Overseas Toys in which Overseas Toys’ agrees to fully subscribe in the rights offering, now that the material terms of the offering have been determined, that, by analogy, the factors outlined in CDI Section 239.13 would be satisfied.

In CDI Section 239.13, the Staff indicated, in pertinent part:

Recognizing the legitimate business reasons for seeking lock-up agreements in the course of business combination transactions, the staff has not objected to the registration of offers and sales where lock-up agreements have been signed in the following circumstances:

•

the lock-up agreements involve only executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of the company being acquired;

•	the persons signing the lock-up agreements collectively own less than 100% of the voting equity of the target; and

•	votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

The Company respectfully submits that it has a legitimate business reason for seeking such a lock-up (or backstop) agreement with Overseas Toys, its 82.5% controller stockholder, to fully participate in the rights offering prior to launching the rights offering because the amount of proceeds that the Company would likely receive in the rights offering without Overseas Toys’ participation would, in all likelihood, not be sufficient for the Company to elect to incur the additional expense of launching the rights offering and proceeding with the offering without Overseas Toys’ participation. Moreover,

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

if the Company were to enter into such an agreement with Overseas Toys, all three of the factors outlined in CDI Section 239.13 would, by analogy, be met:

•	such lock-up agreement would only involve Overseas Toys, which is a holder of 5% or more of the Company’s common stock, which is the voting equity security that will be offered in the rights offering;

•	Overseas Toys owns less than 100% of the Company’s voting equity; and

•	the right to participate pro rata in the rights offering will be made available to all other shareholders of the Company who have not signed such a lock-up agreement.

Accordingly, the Company respectfully submits that were it to now enter into such an agreement with Overseas Toys to fully subscribe in the rights offering, by analogy to CDI Section 239.13, the Staff similarly should not object to such an agreement as the factors outlined therein would be met.

3. Currently Use of Proceeds, Dilution, and Capitalization disclosure assume a fully subscribed offering. Please advise us of the basis for this assumption. Based upon the disclosure on page 5 it appears that there is no minimum offering amount. Therefore, please substantially revise the disclosure in these sections. Similarly revise disclosure elsewhere in the prospectus, as necessary.

RESPONSE TO COMMENT 3

As disclosed in the Registration Statement and as discussed above in the Company’s response to the Staff’s comment 2, Overseas Toys, the Company’s controlling shareholder owning 82.5% of its outstanding equity, has indicated that it intends to fully exercise its basic subscription rights and to exercise its over-subscription privilege to the fullest extent possible. Also as disclosed in the Registration Statement, the Company reserves the right to cancel the rights offering for any reason, including if the Company does not receive aggregate subscriptions from Overseas Toys sufficient to satisfy its funding requirements to Three Lions.

Alternatively, the Company could seek a binding commitment from Overseas Toys to fully subscribe and over-subscribe in the offering in order to ensure that the offering is fully subscribed, provided that the Staff does not object to such an agreement being entered into with Overseas Toys as discussed above in the Company’s response to the Staff’s comment 2.

Prospectus Cover Page

4. Please disclose the latest date through which you may extend the expiration date.

RESPONSE TO COMMENT 4

To reflect the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to state that it may extend the scheduled expiration date of the rights offering for up to 30 days in its sole discretion. The Company has also made conforming changes on pages 3, 4, 5, 13, 14, 20, 33, 34 and 35.

5. Please clarify whether there is a minimum to the subscriptions right offering, whether there is a minimum purchase requirement, whether there is an arrangement to place the funds in an escrow, trust or similar account, and whether there are any arrangements to place the funds in an escrow, trust or similar account. See Item 501(b)(8)(iii) of Regulation S-K.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

RESPONSE TO COMMENT 5

The Company has revised the disclosure on the prospectus cover page to reflect the Staff’s comment and to clarify that the Company is not requiring a minimum individual or overall subscription amount to complete the rights offering, and that the subscription agent will hold the funds it receives from subscribers in a segregated bank account until the Company completes or cancels the rights offering.

Questions and Answers Relating to the Rights Offering, page 1

6. On page three you refer to the analyses and advice of a global business advisory firm that was engaged to assist your board in determining the offering price. Please supplementally provide us the name of the advisory firm and the background for their involvement in the determination of the subscription price. In addition, please provide us with copies of any analyses prepared and presented to the board by this firm.

RESPONSE TO COMMENT 6

To reflect the Staff’s comment, the Company has supplementally provided the information and documents requested to the Staff by overnight delivery on July 15, 2013.

Summary, page 7

7. Please revise here, and elsewhere, as applicable, to reflect your interim financial information.

RESPONSE TO COMMENT 7

The Company has revised the disclosure on pages 8, 9, 25, 36 and 37 to reflect the Staff’s comment.

8. Please revise here and elsewhere, as appropriate, to discuss material relationships between and among the company, Richard Beckman, Joel Katz, OA3, LLC, Overseas Toys, LP, and Ronald Burkle.

RESPONSE TO COMMENT 8

The Company has revised the disclosure on pages 9 and 28 to reflect the Staff’s comment.

Risk Factors, page 13

9. On page 13 you indicate that the risks described in this section “are not the only ones [you] face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business” Your risk factors should describe all material risks and should not reference risks that are deemed immaterial. Please revise as appropriate.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

RESPONSE TO COMMENT 9

The Company has revised the disclosure on page 15 to reflect the Staff’s comment.

10. On page 18 under “If our stockholders sell substantial amounts of our common stock …” you disclose that 41 million of your shares are held by Overseas Toys. We further note that Overseas Toys has indicated an interest in purchasing shares in the offering. In an appropriate location, please revise to address the status of all shares held, or to be held following the offering under appropriate assumptions, by Overseas Toys, and discuss any restrictions on its ability to resell those shares.

RESPONSE TO COMMENT 10

The Company has revised the disclosure on pages 21, 39 and 40 to reflect the Staff’s comment.

Use of Proceeds, page 20

11. We note your intention to use residual funds for “general and working capital purposes.” Please discuss in greater detail the intended uses for general and working capital. In addition, consider providing the disclosure in this section in tabular format.

RESPONSE TO COMMENT 11

The Company has revised the disclosure on page 23 to reflect the Staff’s comment.

Business, page 22

Simon Worldwide, Inc.

12. Please address your current business activities and plans. In this respect it is unclear what activities, aside from your investment in Three Lions Entertainment, you plan to pursue or how you will deploy your available resources, including your available cash.

RESPONSE TO COMMENT 12

The Company has revised the disclosure on page 25 to reflect the Staff’s comment.

Recent Developments, page 23

13. Please revise to address your investment in, and the operations of, Three Lions Entertainment in greater detail.

For example, with respect to your investment, please

•	Address the material terms of the LLC agreement, including who has day to day responsibility for managing the LLC and what specific transactions require unanimous approval;

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

•	Address any material pre-existing relationships among the parties;

•	Clarify the reference to “certain preferences with respect to common holders …” and,

•	Clarify the impact on your voting and economic interest in the LLC associated with both your making, and failing to make, the final capital contribution of $3.5 million.

With respect to Three Lions LLC, please

•	Discuss its business activities and financial condition to date, including any material agreements, assets, or liabilities;

•	Discuss its projects, plans, and budget as referenced in the Limited Liability Company Agreement;

•	Clarify what “inputs or processes” it needs to operate its business and how it will obtain them; and,

•	Disclose the names and biographies of the individuals responsible for the day to day management of the LLC.

Similarly revise the Form 8-K filed on March 22, 2013.

RESPONSE TO COMMENT 13

The Company has revised the disclosure on pages 25 through 30 to reflect the Staff’s comment. The Company has also filed concurrently herewith a Form 8-K/A to amend the Form 8-K filed on March 22, 2013 to reflect the Staff’s comment.

14. Please revise the discussion of competition to discuss the company’s competitive position in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

RESPONSE TO COMMENT 14

The Company has revised the disclosure on page 29 to reflect the Staff’s comment.

15. Please disclose the number of full-time employees, in addition to the total number of employees, as required by Item 101(h)(4)(xii) of Regulation S-K.

RESPONSE TO COMMENT 15

The Company has revised the disclosure on pages 8, 24 and 29 to reflect the Staff’s comment.

Terms of the Offering, page 25

16. Throughout your document you use the term “as soon as practicable.” For example, on page 26 you indicate that if you cancel the rights offering you will return all subscription payments as soon as practicable. Please revise to reflect that you will “promptly” return such funds, as required under Rule 10b-9 of the Securities Exchange Act of 1934. Please revise throughout, as applicable, or advise.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

RESPONSE TO COMMENT 16

The Company has revised the disclosure on the prospectus cover page and pages 2-5, 13, 31, 32 and 34 to reflect the Staff’s comment.

17. Please clarify the role played by Computershare in acting as subscription agent. It is unclear, for example, when it will transmit the offering proceeds to you, and what its responsibilities are, and to whom they are owed, in the event of an over-payment or terminated offering, etc. Please file the subscription agent agreement as an exhibit.

RESPONSE TO COMMENT 17

The Company has revised the disclosure on the prospectus cover page and pages 2-5, 13, 31 and 34, and has filed the Computershare Subscription Agent Agreement as Exhibit 4.3 to Amendment No. 1, to reflect the Staff’s comment.

18. Please disclose the process that you will use to resolve all questions regarding the validity and form or the exercise of subscription rights.

RESPONSE TO COMMENT 18

The Company has revised the disclosure on page 34 to reflect the Staff’s comment.

19. Please explain the reference to multiple closings of the offering on page 28.

RESPONSE TO COMMENT 19

This reference to multiple closings of the offering was included in the Registration Statement in error. The Company has revised the disclosure on page 35 to remove this reference.

Description of Capital Stock, page 32

20. In several locations in this section you indicate that your stock is or will be “fully paid and non-assessable.” The company is not qualified to make these statements. Please revise to attribute to counsel or remove.

RESPONSE TO COMMENT 20

The Company has revised the disclosure on page 39 to remove these statements to reflect the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 34

21. In several instances you make representations of the potential tax consequences to investors that appear material. For example, on page 35 you state the receipt of subscription rights “will not be treated as a taxable distribution” and “will be allocated a zero basis for U.S. federal income tax purposes.” Please file as an exhibit a tax opinion covering material U.S. federal tax consequences to investors and revise the disclosure in this section accordingly.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

RESPONSE TO COMMENT 21

To reflect the Staff’s comment, the Company has filed the requested tax opinion covering material U.S. federal tax consequences to investors as Exhibit 8.1 to Amendment No. 1, and the Company has revised the disclosure on page 42 accordingly.

Information Incorporated by Reference, page 37

RESPONSE TO COMMENT 22

22. We note you attempt to incorporate your previously filed Exchange Act reports by reference. However, based upon a review of your filings, it appears you are precluded from doing so pursuant to General Instruction VII.D of Form S-1 because you met the definition of a shell company under Rule 12b-2 within the specified time period. Please revise or advise as appropriate.

The Company respectfully submits that it is not, and has not been within the three year time period specified under General Instruction VII.D of Form S-1, a shell company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Securities Exchange Act of 1934.

Rule 405 and Rule 12b-2 each define a shell company as follows:

The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§ 229.1101(b) of this chapter), that has: (1) No or nominal operations; and (2) Either: (i) No or nominal assets; (ii) Assets consisting solely of cash and cash equivalents; or (iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

In order for the Company to qualify as a shell company, both prongs of the test set forth in clauses (1) and (2) of the foregoing definition must be satisfied. The Company respectfully submits that neither of these prongs is met with respect to the Company.

Company Operations:

First, the Company currently has (and during the three year period prior to filing the Registration Statement has had) operations, and the Company does not consider these operations to be nominal. As disclosed in the Registration Statement, while the Company ceased its previous promotions operating business in 2002, its operations in the intervening years have focused on pending litigation, winding down its contractual obligations, satisfying its public company reporting obligations and identifying and evaluating various alternative courses of action for the Company (including acquiring or combining with one or more operating businesses). While these operations prior to the Company’s acquisition of its majority interest in Three Lions in March 2013 may not have been sufficient to constitute an operating business, or to produce revenue generating income to make the Company profitable, they were operations nonetheless and more than nominal.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

As reported on the Company’s Forms 10-K for the years ended December 31, 2010, 2011 and 2012, the net cash used in the Company’s operating activities totaled $2.3 million for 2010, $1.9 million for 2011 and $1.5 million for 2012. The Company has had four employees, two of whom are full-time employees, for the three year period preceding the Three Lions transaction. In April 2012, the Company began providing accounting and other administrative services to a company controlled by an affiliate of its controlling shareholder, and the Company has received income for the provision of such services. As disclosed in Amendment No. 1, the Company’s current operations are focused on its investment in Three Lions and its management responsibilities with respect thereto, as well as the provision of administrative and accounting support services to Three Lions. The Company respectfully submits that its operations described above are substantive, and thus the Company does not meet the definition of a shell company.

Company Assets:

Second, the Company does not meet (and during the three year period prior to filing the Registration Statement has not met) the second requirement for qualifying as a shell company. The Company does not have (and has not had during such time period) (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents, or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

As reported on the Company’s Form 10-Q for the quarter ended March 31, 2013, the Company reported on the face of its balance sheet $7.172 million in assets as of March 31, 2013, only $3.899 million of which constituted cash and cash equivalents. As reported on the Company’s Forms 10-K for the years ended December 31, 2010, 2011 and 2012, the Company reported on the face of its balance sheet $11.29 million in assets at the end of 2010 (only $10.625 million of which constituted cash and cash equivalents), $9.247 million in assets at the end of 2011 (only $8.779 million of which constituted cash and cash equivalents), and $7.703 million in assets at the end of 2012 (only $7.303 million of which constituted cash and cash equivalents). The Company does not consider the $3.273 million in assets that it currently has that are not cash and cash equivalents to be nominal, and these assets exceed 45% of the Company’s total assets reported on the face of its balance sheet. The Company also does not consider the $0.665 million, $0.468 million and $0.4 million in assets other than cash and cash equivalents that it held on December 31, 2010, 2011, and 2012, respectively, to be nominal, and these assets constituted in excess of 5% of the Company’s total assets reported on the face of its balance sheets for each of those respective dates.

Moreover, the Company’s consolidated balance sheets described above contain a statement on their face directing the reader to “[s]ee the accompanying Notes to Consolidated Financial Statements” filed therewith, which constitute an integral part of the respective balance sheets and accompanying financial statements. The note to each of those balance sheets entitled “Income Taxes” reflect additional deferred tax assets held by the Company that are clearly not nominal, as the total deferred tax assets of the Company reflected in each of those notes exceed $33 million for each of those reporting dates. Although these notes also reflect that the Company has made certain valuation allowances with respect to these deferred tax assets in accordance with generally accepted accounting principles, the deferred tax assets are more than nominal in nature.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

In light of the foregoing, the Company respectfully submits that it has assets other than cash and cash equivalents reflected on its balance sheet that are not nominal in nature. Accordingly, the Company does not meet the second required prong of the shell company test and is not a shell company.

Part II

Exhibits

23. Please file Exhibit 10.30 in its entirety. Currently Schedules A are omitted from the agreements included in this exhibit. Similarly revise Exhibit 10.31.

RESPONSE TO COMMENT 23

To reflect the Staff’s comment, the Company has filed Exhibits 10.30 and 10.31 in their entirety, including Schedules A thereto, as exhibits to Amendment No. 1.

Exhibit 5.1

24. We note the language that the “opinion is rendered solely for the benefit of Simon Worldwide” and “may not be relied upon by any other party …” Please remove or modify these statements as purchasing shareholders are entitled to rely on your opinion.

RESPONSE TO COMMENT 24

The Company has submitted a revised opinion of counsel attached as Exhibit 5.1 to Amendment No. 1 to reflect the Staff’s comment.

25. Please revise the opinion as it relates to the rights offering to clarify the “relevant law” referenced. Also, please confirm whether the form of the subscription rights certificate is the only document governing the rights offering.

RESPONSE TO COMMENT 25

The Company respectfully submits that its counsel’s opinion defines the term “Relevant Law” as “the existing laws of the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and reported judicial decisions relating thereto.” Pursuant to Section 157 of the Delaware General Corporation Law and case law interpreting such Section, the rights that the Company proposes to issue will be governed by the certificate of incorporation of the Company and the relevant resolutions of the Board of Directors of the Company, as set forth in the subscription certificate evidencing the rights.

Exhibit 10.33

26. The Limited Liability Company Agreement filed with your Form 8-K refers to several exhibits that do not appear to have been filed. Please re-file this agreement in its entirety.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

RESPONSE TO COMMENT 26

The Company respectfully submits that the Limited Liability Company Agreement for Three Lions Entertainment, LLC (the “LLC Agreement”) that was filed as an exhibit to our report on Form 8-K, filed on March 22, 2013, is an acquisition agreement pursuant to which the Company purchased its interests in Three Lions, and that the Company has not filed the exhibits thereto in accordance with Item 601(b)(2) of Regulation S-K. The terms of the Company’s acquisition of its majority equity interest in Three Lions are set forth in the disclosures contained in Amendment No. 1, the Form 8-K/A filed by the Company concurrently herewith, and the LLC Agreement (including, without limitation, Sections 4.1, 4.3 and 4.4 thereof). The Company respectfully requests that, pursuant to the provisions of Item 601(b)(2) of Regulation S-K, it not be required to file the exhibits to the LLC Agreement.

Signatures

27. Please include the signature of your principal accounting officer. In addition, please confirm that in future filings your Forms 10-K will also include the signature of the principal accounting officer.

RESPONSE TO COMMENT 27

To reflect the Staff’s comment, the Company has included the signature of Anthony M. Espiritu, who is the Company’s principal accounting officer and, since June 10, 2013, its Chief Financial Officer. The Company respectfully acknowledges the Staff’s comment and hereby confirms that in future filings, its Forms 10-K will also include the signature of its principal accounting officer.

Form 10-Q for the Quarter Ended March 31, 2013

Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Outlook

28. We note your statement that, considering your current cash position of $3.9 million, you believe you have sufficient capital resources and liquidity to operate the company for at least one year. In future filings, please address whether you plan to make additional capital contributions to Three Lions assuming you raise less than, or none of, the estimated proceeds of your offering. In addition, your revised disclosure should address the financial and business implications associated with both making, and declining to make, additional contributions in greater detail.

RESPONSE TO COMMENT 28

The Company respectfully acknowledges the Staff’s comment and hereby confirms that in future filings on Forms 10-Q and 10-K, (i) it will address whether it plans to make additional capital contributions to Three Lions assuming it raises less than, or none of, the estimated proceeds of the rights offering contemplated by the Registration Statement and Amendment No. 1, and (ii) the Company’s revised disclosure will address the financial and business implications associated with both making, and declining to make, such additional contributions in greater detail.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

July 15, 2013

Please do not hesitate to contact me at (213) 683-9137 with any questions or comments regarding this response letter or Amendment No. 1. Thank you for your assistance.

Very truly yours, /s/ Robert B. Knauss Robert B. Knauss

Enclosures

RBK:MEG

cc:	Greg Mays, Chief Executive Officer (w/o encls.)

Anthony Espiritu, Chief Financial Officer and Controller (w/o encls.)

Terrence Wallock, Acting General Counsel and Secretary (w/o encls.)